UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2026

James Manning
Chief Executive Officer
SharonAI Holdings Inc.
745 Fifth Avenue, Suite 500
New York, NY 10151

Re: SharonAI Holdings Inc.
Registration Statement on Form S-1
Filed July 31, 2026
File No. 333-297885

Dear James Manning:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Marion Graham at 202-551-6521 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Greg Carney